UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Anheuser-Busch InBev SA/NV

(Name of Issuer)

Ordinary Shares, without nominal value

(Title of Class of Securities)

03524A108**

(CUSIP Number)

David Williams
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Tel: (212) 455-2000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box▪☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1 ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03524A108 (ADRs)
1	NAMES OF REPORTING PERSONS
Bevco Lux S.à.r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
102,862,718*

	9	SOLE DISPOSITIVE POWER
102,862,718

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
102,862,718*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* This amount excludes an additional 860,532,186 ordinary shares, without nominal value, of Anheuser-Busch InBev SA/NV (“Ordinary Shares”), consisting of 185,115,417 restricted shares, without nominal value, of Anheuser-Busch InBev SA/NV (“Restricted Shares”) held by Altria Group, Inc. (“Altria”), which beginning on October 11, 2021, shall become convertible into Ordinary Shares on a one-for-one basis, 12,341,937 Ordinary Shares held by Altria and 663,074,832 Ordinary Shares held by Stichting Anheuser-Busch InBev (“Stichting”) and certain of its affiliates.  The Reporting Persons may be deemed to have shared voting power over these shares by virtue of a voting agreement among Bevco Lux S.à.r.l. (“Bevco”), Altria and Stichting as described in more detail in this Schedule 13D.  For U.S. securities law purposes, the calculation of the percentage of Ordinary Shares beneficially owned by the Reporting Persons assumes that there are a total of 1,633,379,309 Ordinary Shares issued and outstanding (and also takes into account the 96,862,718 Restricted Shares held directly by Bevco).  Bevco, Altria, Stichting and their affiliates beneficially own an aggregate of 963,394,904 Ordinary Shares, which represents, in the aggregate, approximately, 50.3% of the issued and outstanding Ordinary Shares (after taking into account the 281,978,135 Restricted Shares held directly by Bevco and Altria).  The information about the number of shares outstanding is based on information set forth on the Issuer’s website, and the information about the ownership of shares by Altria and Stichting are based on information set forth in the Issuer’s Annual Report on Form 20-F filed by the Issuer on March 22, 2019.

CUSIP No. 03524A108 (ADRs)
1	NAMES OF REPORTING PERSONS
USD Bevco S.à.r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
102,862,718*

	9	SOLE DISPOSITIVE POWER
102,862,718

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
102,862,718*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*     This amount excludes an additional 860,532,186 Ordinary Shares, consisting of 185,115,417 Restricted Shares held by Altria, which beginning on October 11, 2021, shall become convertible into Ordinary Shares on a one-for-one basis, 12,341,937 Ordinary Shares held by Altria and 663,074,832 Ordinary Shares held by Stichting and certain of its affiliates, which the Reporting Persons may be deemed to have shared voting power over by virtue of a voting agreement among Bevco, Altria and Stichting as described in more detail in this Schedule 13D.  For U.S. securities law purposes, the calculation of the percentage of Ordinary Shares beneficially owned by the Reporting Persons assumes that there are a total of 1,633,379,309 Ordinary Shares issued and outstanding based on information on the Issuer’s website (and also takes into account the 96,862,718 Restricted Shares held directly by Bevco).  Bevco, Altria, Stichting and their affiliates beneficially own an aggregate of 963,394,904 Ordinary Shares, which represents, in the aggregate, approximately, 50.3% of the issued and outstanding Ordinary Shares (after taking into account the 281,978,135 Restricted Shares held directly by Bevco and Altria).  The information about the number of shares outstanding is based on information set forth on the Issuer’s website, and the information about the ownership of shares by Altria and Stichting are based on information set forth in the Issuer’s Annual Report on Form 20-F filed by the Issuer on March 22, 2019.

CUSIP No. 03524A108 (ADRs)
1	NAMES OF REPORTING PERSONS
SNI International Holdings S.à.r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
102,862,718*

	9	SOLE DISPOSITIVE POWER
102,862,718

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
102,862,718*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
This amount excludes an additional 860,532,186 Ordinary Shares, consisting of 185,115,417 Restricted Shares held by Altria, which beginning on October 11, 2021, shall become convertible into Ordinary Shares on a one-for-one basis, 12,341,937 Ordinary Shares held by Altria and 663,074,832 Ordinary Shares held by Stichting and certain of its affiliates, which the Reporting Persons may be deemed to have shared voting power over by virtue of a voting agreement among Bevco, Altria and Stichting as described in more detail in this Schedule 13D.  For U.S. securities law purposes, the calculation of the percentage of Ordinary Shares beneficially owned by the Reporting Persons assumes that there are a total of 1,633,379,309 Ordinary Shares issued and outstanding based on information on the Issuer’s website (and also takes into account the 96,862,718 Restricted Shares held directly by Bevco).  Bevco, Altria, Stichting and their affiliates beneficially own an aggregate of 963,394,904 Ordinary Shares, which represents, in the aggregate, approximately, 50.3% of the issued and outstanding Ordinary Shares (after taking into account the 281,978,135 Restricted Shares held directly by Bevco and Altria).  The information about the number of shares outstanding is based on information set forth on the Issuer’s website, and the information about the ownership of shares by Altria and Stichting are based on information set forth in the Issuer’s Annual Report on Form 20-F filed by the Issuer on March 22, 2019.

CUSIP No. 03524A108 (ADRs)
1	NAMES OF REPORTING PERSONS
Aguila Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
102,862,718*

	9	SOLE DISPOSITIVE POWER
102,862,718

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
102,862,718*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*     This amount excludes an additional 860,532,186 Ordinary Shares, consisting of 185,115,417 Restricted Shares held by Altria, which beginning on October 11, 2021, shall become convertible into Ordinary Shares on a one-for-one basis, 12,341,937 Ordinary Shares held by Altria and 663,074,832 Ordinary Shares held by Stichting and certain of its affiliates, which the Reporting Persons may be deemed to have shared voting power over by virtue of a voting agreement among Bevco, Altria and Stichting as described in more detail in this Schedule 13D.  For U.S. securities law purposes, the calculation of the percentage of Ordinary Shares beneficially owned by the Reporting Persons assumes that there are a total of 1,633,379,309 Ordinary Shares issued and outstanding based on information on the Issuer’s website (and also takes into account the 96,862,718 Restricted Shares held directly by Bevco).  Bevco, Altria, Stichting and their affiliates beneficially own an aggregate of 963,394,904 Ordinary Shares, which represents, in the aggregate, approximately, 50.3% of the issued and outstanding Ordinary Shares (after taking into account the 281,978,135 Restricted Shares held directly by Bevco and Altria).  The information about the number of shares outstanding is based on information set forth on the Issuer’s website, and the information about the ownership of shares by Altria and Stichting are based on information set forth in the Issuer’s Annual Report on Form 20-F filed by the Issuer on March 22, 2019.

CUSIP No. 03524A108 (ADRs)
1	NAMES OF REPORTING PERSONS
Eagle Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
102,862,718*

	9	SOLE DISPOSITIVE POWER
102,862,718

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
102,862,718*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*          This amount excludes an additional 860,532,186 Ordinary Shares, consisting of 185,115,417 Restricted Shares held by Altria, which beginning on October 11, 2021, shall become convertible into Ordinary Shares on a one-for-one basis, 12,341,937 Ordinary Shares held by Altria and 663,074,832 Ordinary Shares held by Stichting and certain of its affiliates, which the Reporting Persons may be deemed to have shared voting power over by virtue of a voting agreement among Bevco, Altria and Stichting as described in more detail in this Schedule 13D.  For U.S. securities law purposes, the calculation of the percentage of Ordinary Shares beneficially owned by the Reporting Persons assumes that there are a total of 1,633,379,309 Ordinary Shares issued and outstanding based on information on the Issuer’s website (and also takes into account the 96,862,718 Restricted Shares held directly by Bevco).  Bevco, Altria, Stichting and their affiliates beneficially own an aggregate of 963,394,904 Ordinary Shares, which represents, in the aggregate, approximately, 50.3% of the issued and outstanding Ordinary Shares (after taking into account the 281,978,135 Restricted Shares held directly by Bevco and Altria).  The information about the number of shares outstanding is based on information set forth on the Issuer’s website, and the information about the ownership of shares by Altria and Stichting are based on information set forth in the Issuer’s Annual Report on Form 20-F filed by the Issuer on March 22, 2019.

CUSIP No. 03524A108 (ADRs)
1	NAMES OF REPORTING PERSONS
Eagle PTC Ltd in its capacity as trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
102,862,718*

	9	SOLE DISPOSITIVE POWER
102,862,718

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
102,862,718*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*     This amount excludes an additional 860,532,186 Ordinary Shares, consisting of 185,115,417 Restricted Shares held by Altria, which beginning on October 11, 2021, shall become convertible into Ordinary Shares on a one-for-one basis, 12,341,937 Ordinary Shares held by Altria and 663,074,832 Ordinary Shares held by Stichting and certain of its affiliates, which the Reporting Persons may be deemed to have shared voting power over by virtue of a voting agreement among Bevco, Altria and Stichting as described in more detail in this Schedule 13D.  For U.S. securities law purposes, the calculation of the percentage of Ordinary Shares beneficially owned by the Reporting Persons assumes that there are a total of 1,633,379,309 Ordinary Shares issued and outstanding based on information on the Issuer’s website (and also takes into account the 96,862,718 Restricted Shares held directly by Bevco).  Bevco, Altria, Stichting and their affiliates beneficially own an aggregate of 963,394,904 Ordinary Shares, which represents, in the aggregate, approximately, 50.3% of the issued and outstanding Ordinary Shares (after taking into account the 281,978,135 Restricted Shares held directly by Bevco and Altria).  The information about the number of shares outstanding is based on information set forth on the Issuer’s website, and the information about the ownership of shares by Altria and Stichting are based on information set forth in the Issuer’s Annual Report on Form 20-F filed by the Issuer on March 22, 2019.

This Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons (as defined below) with respect to the Ordinary Shares, without nominal value (the “Ordinary Shares”) of Anheuser-Busch InBev SA/NV, ), a public limited company formed under the laws of Belgium (the “Issuer”), on October 21, 2016 (as so amended, the “Schedule 13D”), and represents an initial filing of Schedule 13D by Eagle Trust.  This Amendment reflects, among other things, that Eagle Trust replaced Codan Trust as trustee that controls Aguila Ltd.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares, without nominal value (the “Ordinary Shares”), of Anheuser-Busch InBev SA/NV, a public limited company formed under the laws of Belgium (the “Issuer”).  The Issuer’s principal executive offices are located at Brouwerijplein 1, 3000 Leuven, Belgium.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) – (c) This Schedule 13D is being filed by (collectively, the “Reporting Persons”):

(i) Bevco Lux S.à.r.l. (formerly known as BEVCO Ltd.), a company formed under the laws of Luxembourg (“Bevco”);

(ii) USD Bevco S.à.r.l., a company formed under the laws of Luxembourg (“USD Bevco”);

(iii) SNI International Holdings S.à.r.l., a company formed under the laws of Luxembourg (“SNI”);

(iv) Aguila Ltd, a company formed under the laws of Bermuda (“Aguila”);

(v) Eagle Holdings LLC, a limited liability company formed under the laws of Bermuda; and

(vi) Eagle PTC Ltd (in its capacity as trustee), a company formed under the laws of Bermuda.

USD Bevco is the sole shareholder of Bevco.  SNI is the sole shareholder of USD Bevco.  Aguila is the controlling shareholder of SNI.  Eagle Holdings LLC is the sole shareholder of Aguila. Eagle PTC Ltd, in its capacity as trustee, directly controls Eagle Holdings LLC.

The principal business address of each of Bevco, USD Bevco and SNI is 37A, Avenue JF Kennedy L-1855, Luxembourg, Luxembourg.  The principal business address of Aguila, Eagle Holdings LLC and Eagle PTC Ltd is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The principal business of Bevco is investing in and financing securities.

The principal business of each of USD Bevco, SNI, Aguila and Eagle Holdings LLC is to serve as a holding company for subsidiaries engaged in the investment of securities for their own account.

The principal business of Eagle PTC Ltd is to act as trustee of certain trusts.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer of the Reporting Persons, as applicable (the “Instruction C Information”).

(d)          During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, each person listed on Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, each person listed on Annex A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by the following:

On October 16, 2019, Eagle PTC Ltd replaced Conyers Trust Company (Bermuda) Ltd (formerly known as Codan Trust Company Limited) as trustee of the trusts which held the shares of Aguila.

On December 31, 2019 Eagle Holdings LLC was incorporated as a wholly owned subsidiary of Eagle PTC Ltd, in its capacity as trustee, and acquired all of the issued and outstanding shares of Aguila.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) For U.S. securities law purposes, calculations of the percentage of Ordinary Shares beneficially owned by the Reporting Persons are based on a total of 1,730,242,027 shares outstanding, consisting of: (i) 1,633,379,309 Ordinary Shares issued and outstanding, based on information set forth on the Issuer’s website, and (ii) the 96,862,718 Ordinary Shares underlying the Restricted Shares that may be deemed to be beneficially owned by the Reporting Persons, but excludes the Restricted Shares owned by other shareholders.  Calculations of the percentage of voting rights in the Issuer are based on a total of 1,959,379,126 shares outstanding, consisting of: (x) 1,633,379,309 Ordinary Shares issued and outstanding, and (y) all 325,999,817 Restricted Shares issued and outstanding, based on information set forth on the Issuer’s website.  Calculations of beneficial ownership percentage for U.S. securities law purposes reported herein may differ from calculations of percentages used for other disclosure purposes.

The aggregate number and percentage of Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Ordinary Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Bevco is the direct holder of  96,862,718 Restricted Shares, which upon the fifth anniversary of the completion of the Transaction (October 11, 2021), shall become convertible into Ordinary Shares on a one-for-one basis, and the direct holder of 6,000,000 Ordinary Shares.  The 102,862,718 Ordinary Shares that may be deemed to be beneficially owned by Bevco represents 5.9% of the Ordinary Shares issued and outstanding (after taking into account the 96,862,718 Restricted Shares held by Bevco), and 5.2% of the voting rights in the Issuer.

Each of USD Bevco (as the sole shareholder of Bevco), SNI (as the sole shareholder of USD Bevco), Aguila (as the controlling shareholder of SNI) and Eagle Holdings LLC (as the sole shareholder of Aguila), may be deemed to be the beneficial owner of the securities owned directly by Bevco.  Eagle PTC Ltd, in its capacity as trustee, is the indirect legal owner of the securities owned directly by Bevco.

None of the individuals identified on Annex A owns any Ordinary Shares, except as otherwise set forth in this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Bevco to the extent of its direct holdings in the securities reported on this Schedule 13D) is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

By virtue of the rights and obligations under the Voting Agreement (as defined below), Bevco, Altria Group, Inc., Stichting Anheuser-Busch InBev (“Stichting”) and their affiliates (collectively, the “Voting Agreement Parties”), may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act, exercising voting control over the Ordinary Shares and/or Restricted Shares, as applicable, held by the Voting Agreement Parties.  This filing shall not be deemed an admission that the Reporting Persons and the other Voting Agreement Parties constitute a “group” for purposes of Section 13(d) or 13(g) of the Exchange Act and the Reporting Persons expressly disclaim membership in any such group.  The other Voting Agreement Parties are separately making Schedule 13D filings reporting their beneficial ownership of Ordinary Shares.  Collectively, the Reporting Persons and the other Voting Agreement Parties beneficially own an aggregate of 963,394,904 Ordinary Shares, which represents, in the aggregate, approximately, 50.3% of the outstanding Ordinary Shares (based on, for U.S. securities law purposes, 1,633,379,309 Ordinary Shares issued and outstanding, plus the 281,978,135 Restricted Shares held by the Voting Agreement Parties), and 49.2% of the outstanding voting rights in the Issuer (based on 1,633,379,309 Ordinary Shares issued and outstanding, plus all 325,999,817 Restricted Shares issued and outstanding).  Additionally, by virtue of the rights and obligations under the Voting Agreement, the Reporting Persons may be deemed to beneficially own the 860,532,186 Ordinary Shares beneficially owned by the other Voting Agreement Parties and their affiliates.  The Reporting Persons expressly disclaim beneficial ownership of any such shares held by the other Voting Agreement Parties and their affiliates.  The information about the ownership of shares by Altria and Stichting described herein is based on information set forth in the Issuer’s Annual Report on Form 20-F filed by the Issuer on March 22, 2019.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or any of the persons identified on Annex A has effected any transactions in the Ordinary Shares within the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than Bevco has the right to receive, or has the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities reported herein.

(e) As of October 16, 2019, Conyers Trust Company (Bermuda) Limited (formerly known as Codan Trust Company Limited) ceased to indirectly beneficially own the Ordinary Shares beneficially owned by Bevco, and therefore, ceased to be a reporting person on this Schedule 13D.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Annex A	Instruction C Information

Exhibit A	Joint Filing Agreement, dated October 21, 2016, among the Reporting Persons.

Exhibit B
Articles of Association of Anheuser-Busch Inbev SA/NV (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 11, 2016)

Exhibit C
Voting and Support Agreement, dated October 8, 2016, by and among Stichting Anheuser-Busch InBev, Altria Group, Inc. and BEVCO Ltd. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Altria Group, Inc. on October 11, 2016).

Exhibit D	Registration Rights Agreement, dated October 10, 2016, by and among Anheuser-Busch InBev SA/NV, Altria Group, Inc. and BEVCO Ltd.

Exhibit E	Pledge Consent Letter, dated November 11, 2015, by and between Anheuser-Busch InBev SA/NV and BEVCO Ltd.

Exhibit F	Bevco Supplemental Irrevocable Undertaking No.1, dated August 5, 2016, by and between BEVCO Ltd. and Anheuser-Busch InBev SA/NV.

Exhibit G	Joint Filing Agreement, dated March 9, 2020, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2020

BEVCO LUX S.À.R.L.

By:	/s/ Valery Beuken
Name:	Valery Beuken
Title:	A Manager

By:	/s/ Juan Carlos Garcia
Name:	Juan Carlos Garcia
Title:	B Manager

USD BEVCO S.À.R.L.

By:	/s/ Valery Beuken
Name:	Valery Beuken
Title:	A Manager

By:	/s/ Juan Carlos Garcia
Name:	Juan Carlos Garcia
Title:	B Manager

SNI INTERNATIONAL HOLDINGS S.À.R.L.

By:	/s/ Valery Beuken
Name:	Valery Beuken
Title:	A Manager

By:	/s/ Juan Carlos Garcia
Name:	Juan Carlos Garcia
Title:	B Manager

[Anheuser-Busch InBev SA/NV – Schedule 13D/A]

AGUILA LTD

By:	/s/ Peter A. S. Pearman
Name:	Peter A. S. Pearman
Title:	Director

EAGLE HOLDINGS LLC

By:	/s/ Peter A. S. Pearman
Name:	Peter A. S. Pearman
Title:	Director

EAGLE PTC Ltd in its capacity as trustee

By:	/s/ Peter A. S. Pearman
Name:	Peter A. S. Pearman
Title:	Director

[Anheuser-Busch InBev SA/NV – Schedule 13D/A]

 EXHIBIT INDEX

Exhibit No.	Description

Annex A	Instruction C Information (filed herewith)

Exhibit A	Joint Filing Agreement, dated October 21, 2016, among the Reporting Persons.

Exhibit B
Articles of Association of Anheuser-Busch Inbev SA/NV (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 11, 2016)

Exhibit C
Voting and Support Agreement, dated October 8, 2016, by and among Stichting Anheuser-Busch InBev, Altria Group, Inc. and BEVCO Ltd. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Altria Group, Inc. on October 11, 2016).

Exhibit D	Registration Rights Agreement, dated October 10, 2016, by and among Anheuser-Busch InBev SA/NV, Altria Group, Inc. and BEVCO Ltd.

Exhibit E	Pledge Consent Letter, dated November 11, 2015, by and between Anheuser-Busch InBev SA/NV and BEVCO Ltd.

Exhibit F	Bevco Supplemental Irrevocable Undertaking No.1, dated August 5, 2016, by and between BEVCO Ltd. and Anheuser-Busch InBev SA/NV.

Exhibit G	Joint Filing Agreement, dated March 9, 2020, among the Reporting Persons (filed herewith)

ANNEX A

The directors and officers of each of Bevco Lux S.á.r.l., USD Bevco S.à r.l. and SNI International Holdings S.à r.l. are as follows:

Name / First Name	Principal Occupation	Business Address	Citizenship
Juan Carlos Garcia Canizares (Class B Manager)	Investment Executive	Quadrant Capital Advisors, Inc. 499 Park Avenue, 24th Floor New York, N.Y. 10022 United States of America	USA
Alejandro Santo Domingo (Class B Manager)	Investment Executive	Quadrant Capital Advisors, Inc. 499 Park Avenue, 24th Floor New York, N.Y. 10022 United States of America	USA
Alec R. Anderson (Class B Manager)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-la-Ville Road Hamilton HM08 Bermuda	Bermudian
Carlos Alejandro Perez Davila (Class B Manager)	Investment Executive	Quadrant Capital Advisors, Inc. 499 Park Avenue, 24th Floor New York, N.Y. 10022 United States of America	USA
Valery Beuken (Class A Manager)	Company Director	5, Rue Guillaume Kroll, L-1882 Luxembourg BP 2501, L-1025 Luxembourg Grand Duchy of Luxembourg	Belgian
Melanie Wilkin (Class A Manager)	Company Director	5, Rue Guillaume Kroll, L-1882 Luxembourg BP 2501, L-1025 Luxembourg Grand Duchy of Luxembourg	Belgian
Christophe Davezac (Class A Manager)	Company Director	5, Rue Guillaume Kroll, L-1882 Luxembourg BP 2501, L-1025 Luxembourg Grand Duchy of Luxembourg	Luxembourg
Delphine Danhoui (Class A Manager)	Legal Counsel	10 - 12 Boulevard Roosevelt 2450 Luxembourg Luxembourg	French

The directors and officers of Aguila Ltd are as follows:

Name / First Name	Principal Occupation	Business Address	Citizenship
Alec R. Anderson (Director & President)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian
Karen Corless (Director)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian
Alejandro Santo Domingo (Director & Vice President)	Investment Executive	Quadrant Capital Advisors Inc. 499 Park Avenue New York, New York 10022 United States of America	USA
Peter A. Pearman (Director)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian
Carlos Alejandro Perez Davila (Director)	Investment Executive	Quadrant Capital Advisors Inc. 499 Park Avenue New York, New York 10022 United States of America	USA
Craig W. MacIntyre (Alternate to Alec R. Anderson, Alternate to Karen Corless & Alternate to Peter A. Pearman)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian
Helen Cooper (Alternate to Alec R. Anderson, Alternate to Karen Corless & Alternate to Peter A. Pearman)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian
Russell Bryant (Treasurer)	Accountant and Chief Financial Advisor	Quadrant Capital Advisors Inc. 499 Park Avenue New York, New York 10022 United States of America	USA
Juan Pablo Mejia Prado (Assistant Treasurer)	Investment Executive	Quadrant Capital Advisors Inc. 499 Park Avenue, 24th Floor New York NY 10022 United States of America	USA
Christopher Evison (Assistant Treasurer)	Investment Executive	Quadrant Capital Advisors Inc. 499 Park Avenue New York, New York 10022 United States of America	USA
Conyers Corporate Services (Bermuda) Limited (Secretary)	N/A	Clarendon House, 2 Church Street, Hamilton HM 11 Bermuda	Bermudian

The manager and officers of Eagle Holdings LLC are as follows:

Name / First Name	Principal Occupation	Business Address	Citizenship
Eagle PTC Ltd (managing member)	N/A	Clarendon House, 2 Church Street, Hamilton HM 11 Bermuda	Bermudian
Conyers Corporate Services (Bermuda) Limited (resident representative)	N/A	Clarendon House, 2 Church Street, Hamilton HM 11 Bermuda	Bermudian

The directors and officers of Eagle PTC Ltd are as follows:

Name / First Name	Principal Occupation	Business Address	Citizenship
Alec R. Anderson (Director)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian
Peter A. Pearman (Director)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian
Craig W. MacIntyre (Director)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian
Carlos Alejandro Perez Davila (Director)	Investment Executive	Quadrant Capital Advisors Inc. 499 Park Avenue New York, New York 10022 United States of America	USA
Angela Burchall (Assistant Secretary)	Trust Manager	Conyers Trust Company (Bermuda) Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian
Kiwana Pitcher (Assistant Secretary)	Trust Manager	Conyers Trust Company (Bermuda) Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian
Conyers Corporate Services (Bermuda) Limited (Secretary)	N/A	Clarendon House, 2 Church Street, Hamilton HM 11 Bermuda	Bermudian
Karen Corless (Alternate to Alec R. Anderson, Alternate to Craig W. MacIntyre & Alternate to Peter A. Pearman)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian
Helen Cooper (Alternate to Alec R. Anderson, Alternate to Craig W. MacIntyre & Alternate to Peter A. Pearman)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian

Exhibit G

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares, without nominal value, of Anheuser-Busch InBev SA/NV, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 9, 2020

BEVCO LUX S.À.R.L.

By:	/s/ Valery Beuken
Name:	Valery Beuken
Title:	A Manager

By:	/s/ Juan Carlos Garcia
Name:	Juan Carlos Garcia
Title:	B Manager

USD BEVCO S.À.R.L.

By:	/s/ Valery Beuken
Name:	Valery Beuken
Title:	A Manager

By:	/s/ Juan Carlos Garcia
Name:	Juan Carlos Garcia
Title:	B Manager

SNI INTERNATIONAL HOLDINGS S.À.R.L.

By:	/s/ Valery Beuken
Name:	Valery Beuken
Title:	A Manager

By:	/s/ Juan Carlos Garcia
Name:	Juan Carlos Garcia
Title:	B Manager

[Anheuser-Busch InBev SA/NV – Joint Filing Agreement]

AGUILA LTD

By:	/s/ Peter A. S. Pearman
Name:	Peter A. S. Pearman
Title:	Director

EAGLE HOLDINGS LLC

By:	/s/ Peter A. S. Pearman
Name:	Peter A. S. Pearman
Title:	Director

EAGLE PTC Ltd in its capacity as trustee

By:	/s/ Peter A. S. Pearman
Name:	Peter A. S. Pearman
Title:	Director

[Anheuser-Busch InBev SA/NV – Joint Filing Agreement]